EXHIBIT 12

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	2009	2008	2007	2006	2005
Income (loss) from operations before income taxes	$(236)	$380	$536	$310	$135
Add (deduct):
Fixed charges	441	447	515	536	535
Capitalized interest	(5)	(10)	(10)	(5)	(5)
Amortization of capitalized interest	6	6	6	6	6
Equity in (earnings)/losses related to certain 50% or less owned affiliates	32	10	(11)	6	1
Distributions from equity investments	1	3	4	3	2
Distributions on preferred units	(9)	(9)	(9)	(14)	(27)
Issuance costs of redeemed preferred units	—	—	—	(6)	(4)

Adjusted earnings	$230	$827	$1,031	$836	$643

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$379	$375	$444	$460	$453
Capitalized interest	5	10	10	5	5
Distributions on preferred units	9	9	9	14	27
Issuance costs of redeemed preferred units	—	—	—	6	4
Portion of rents representative of the interest factor	48	53	52	51	46

Total fixed charges and preferred unit distributions	$441	$447	$515	$536	$535

Ratio of earnings to fixed charges and preferred unit distributions	—	1.9	2.0	1.6	1.2
Deficiency of earnings to fixed charges and preferred unit distributions	$(211)	$—	$—	$—	$—

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